Arm Holdings plc Reports Results for the First Quarter of the Fiscal Year Ending 2027

Cambridge, England, July 29, 2026: Arm Holdings plc (NASDAQ: ARM), the company that is building the future of computing, has today published a letter to its shareholders containing the company’s results for its first quarter of fiscal year 2027, which ended June 30, 2026. The letter is available on its investor relations website (https://investors.arm.com/financials/quarterly-annual-results). The shareholder letter will also be furnished to the Securities and Exchange Commission (SEC) on a Form 6-K and will be available on the SEC website at http://www.sec.gov.

Arm will host an audio webcast to discuss its results at 14:00 PT / 17:00 ET / 22:00 BST today, July 29. The live webcast will be available at https://edge.media-server.com/mmc/p/odrefapr/ and a replay will be at https://investors.arm.com/financials/quarterly-annual-results.

About Arm
Arm is the foundational platform for AI, delivering power-efficient, high-performance computing that touches 100 percent of the connected global population. To meet the insatiable demand for compute, Arm’s platform spans core IP, advanced compute subsystems and purpose-built silicon, giving the world’s leading technology companies the flexibility to design, build and deploy AI at scale. Arm has the world’s largest computing ecosystem, including over 22 million developers, and together we are building the future of AI on Arm.

All information is provided “as is” and without warranty or representation. This document may be shared freely, attributed and unmodified. Arm is a registered trademark of Arm Limited (or its subsidiaries or affiliates). All brands or product names are the property of their respective holders. © 1995-2026 Arm Limited.

Contacts
Media
Kristen Ray
Kristen.Ray@arm.com

Investors
Arm Investor Relations
Investor.Relations@arm.com